Cementos Lima S.A.

RECEIVED
2005 NOV -1 A 11: [illegible]
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO.
82-3911

VAL-098-05

August 31, 2005

05012192

SUPPL

Mr. Michael Hyatte
Securities and Exchange
Division of Corporate F
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following document:

Appointment of Outside Auditors for the Fiscal Year 2005.

Date: filed with CONASEV on August 24, 2005.

Required by: CONASEV

Very truly yours,

Irma Mavila
Head of the Securities Department

PROCESSED
NOV 01 2005
THOMSON FINANCIAL

c.c.: The Bank of New York

FILE: SEC

Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

GF.121.05

Lima, August 24, 2005

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as "Important Event" about the resolution adopted by the Board of Directors' Meeting held on August 24, 2005:

To appoint MEDINA, ZALDIVAR, PAREDES & ASOCIADOS SOCIEDAD CIVIL (member of ERNST & YOUNG) as Outside Auditors for auditing our Financial Statements for the Fiscal Year 2005. They also audited our Financial Statements for the Fiscal Years 2002, 2003 and 2004.

Truly yours,
Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
Members of the Board

FILE: TRACON5

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293